[Wickersham & Murphy, P.C. Letterhead]

April 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director

Re:	S&W Seed Company
Registration Statement on Form S-1 (Registration No. 333-164588)

Ladies and Gentlemen:

This letter will serve to confirm the discussion I had today, April 29, 2010, with Pamela Howell and Jay Williamson of the SEC Staff with respect to the following:

1.             The Company understands that if the initial public offering price is fixed at a price other than $11.00 per Unit, the Company will be required to file a pre-effective amendment to the Form S-1 Registration Statement to reflect the revised price or a price range. As noted during the telephone conference, the Company and the underwriters currently plan to price the Unit at $11.00, but we do understand the requirement that an amendment will be required if the current pricing plans change.

2.             The reference to Schedule I in the Underwriting Agreement is a drafting oversight, most likely the result of a holdover from an earlier form. There is no Schedule I to Paulson Investment Company’s current form of Underwriting Agreement, and this will confirm that the form of Underwriting Agreement filed as Exhibit 1.1 with Amendment No. 5 is the complete form of Underwriting Agreement, including all schedules and exhibits.

3.             The Company has agreed that it will update the Principal Stockholders Table in the 424(b) prospectus to May 1, 2010 or later. As a result, the updated table will reflect beneficial ownership of the options held by directors and executive officers that vest within 60 days of the newly-dated table. Given that options vest in 12 installments over a three year period, the Company believes that the addition of the vested options in the table is not material and therefore is appropriate for inclusion in the final prospectus filed pursuant to Rule 424(b).

As discussed during the conference call, the Company and the underwriters now have the Staff’s permission to file acceleration requests. Other than receiving those acceleration requests and hearing from FINRA and NASDAQ, if you require anything further, please contact me as soon as possible. Thank you once again for your courtesy and cooperation throughout this offering. You have been a tremendous help and we greatly appreciate your efforts.

Very truly yours,

/s/ Debra K. Weiner

Debra K. Weiner

cc:           Jay Williamson

Pamela Howell

Mark S. Grewal

Matthew K. Szot

Grover T. Wickersham